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                                                                    EXHIBIT 20.1
                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE:  Thursday, January 25, 1996

CONTACT:         David E. Pertl
                 Senior Vice President/CFO
                 (801) 463-5500

            SUMMIT FAMILY RESTAURANTS INC. AND CKE RESTAURANTS, INC.
                             AMEND MERGER AGREEMENT

SALT LAKE CITY, UTAH -- Summit Family Restaurants Inc. (NASDAQ: SMFR) and CKE Restaurants, Inc. (NYSE: CKR) today announced an amendment to the previously announced merger agreement.

Under the terms of the amended merger agreement, CKE Restaurants will acquire all of the outstanding common and preferred stock of Summit Family Restaurants for a purchase price equal to $2.77 per share in cash and .1738 shares of CKE common stock provided that the average CKE common stock price is between $15.00 per share and $17.00 per share at the closing. If the average CKE common stock price is higher than $17.00 or lower than $15.00 at the closing, the exchange ratio will be adjusted accordingly. If the average CKE common stock price is below $13.25, the exchange ratio may be adjusted at the option of CKE. If CKE elects to not adjust the exchange ratio, Summit has the right to terminate the agreement. At the current average CKE common stock price of $15.70, the total consideration would be $5.50 per share. This transaction will result in the merger of Summit Family Restaurants into a newly formed subsidiary of CKE Restaurants, with Summit being the surviving corporation. The merger, which is subject to Summit Family Restaurants' shareholder approval is expected to close by the end of April 1996.

Don McComas, president and chief executive officer of Summit Family Restaurants, said, "After careful review the Board of Directors has concluded that the merger consideration represents the best alternative for Summit's shareholders. The merger will allow our shareholders to receive cash plus an ownership position in CKE Restaurants, which in their most recent fiscal year have experienced an extraordinary recovery in a difficult restaurant environment, with substantial growth in both same-store sales and earnings."

William P. Foley, CKE Restaurants' chairman and chief executive officer, said, "We remain excited and committed to completing a successful transaction that will benefit both CKE Restaurants' and Summit Family Restaurants' shareholders."

Summit Family Restaurants operates restaurants under three concepts; 78 company and 24 franchised family style JB's Restaurants; six Galaxy Diner restaurants; and 16 HomeTown Buffet restaurants. CKE Restaurants, Inc. is the parent of Carl Karcher Enterprises, Inc., which, along with its franchisees and licensees, operates 668 Carl's Jr. quick-service restaurants, primarily located in California, Nevada, Oregon, Arizona, Mexico and the Pacific Rim.


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